                                           Document is copied.
                    Filed by Western Multiplex Corporation
             Pursuant to Rule 425 under the Securities Act of 1933
                   and deemed filed pursuant to Rule 14a-12
                    of the Securities Exchange Act of 1934

                Subject Company: Adaptive Broadband Corporation
                          Commission File No. 0-07428

                                                                 January 2, 2001

The following information contains forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. These forward-looking statements are subject to risks and uncertainties which could cause actual results to differ materially from those projected, anticipated or implied. These statements are often identified by words such as "expect", "anticipated" and "intend." The forward-looking statements address the following subjects, among others: expected date of closing the merger, future financial and operating results, and timing and benefits of the merger.

Statements regarding the expected date of completion of the transaction are subject to the risk that the closing conditions will not be satisfied, including the risk that regulatory approvals will not be obtained or that the stockholders of Western Multiplex or Adaptive Broadband will not approve the merger and that the merger will not be consummated. Statements regarding the expected benefits of the transaction and the company's expected revenues and EBITA margins are subject to the following risks: that expected synergies will not be achieved; that businesses will not be integrated successfully; that merger costs will be greater than expected; the inability to identify, develop and achieve success for new products, services and technologies; increased competition and its effect on the company's pricing and need for marketing; disruption from the merger making it more difficult to maintain relationships with customers, employees or suppliers; the inability to establish or renew relationships with advertising, marketing, technology, and product or component providers or suppliers; and to the general risks associated with the companies' businesses.

Careful consideration also should be given to cautionary statements made in Western Multiplex's reports filed with the Securities and Exchange Commission, especially the section entitled "Risk Factors" in Western Multiplex's Form S-1 filed on July 20, 2000 and in Adaptive Broadband's reports filed with the Securities and Exchange Commission, especially the section entitled "Risk Factors" in Adaptive Broadband's Annual Report on Form 10-K for the year ended June 30, 2000.

******************************************************************************

THE FOLLOWING IS A PRESS RELEASE DISSEMINATED BY WESTERN MULTIPLEX CORPORATION ON JANUARY 2, 2001.

WESTERN MULTIPLEX REACTS TO ADAPTIVE BROADBAND ANNOUNCEMENT

SUNNYVALE, Calif., January 2, 2001--Western Multiplex Corporation (Nasdaq: WMUX)
                                                                   ------------
authorized the following statement in response to today's announcement by Adaptive Broadband Corporation (Nasdaq: ADAP).

Jonathan Zakin, Western Multiplex Chairman and CEO today said: "We are obviously disappointed to hear Adaptive's latest news. These adverse developments in Adaptive's results and prospects are material, and we intend to evaluate all of our alternatives with respect to the proposed transaction in light of this new information."

About Western Multiplex Corporation

Western Multiplex Corporation is a leader in broadband fixed-wireless communication systems used by leading Internet Service Providers, telecommunications carriers and corporations worldwide. The company's fixed-wireless telco and IP based systems address the growing need of service providers and end-users to rapidly and cost-effectively deploy high-speed communication networks for mobile communication backhaul, fiber extension, multi-tenant/multi-dwelling unit Internet access, enterprise, government and education campus connectivity and enable last mile access. The company's website is: www.wmux.com.
    ------------

Safe Harbor

This press release contains statements representing Western Multiplex's expectations or beliefs concerning future events that are forward-looking statements within the meaning of Section 21E of the Securities Exchange Act of 1934, which provides a safe-harbor for such statements. The forward-looking statements contained in this press release include statements related to increases in the demand for Western Multiplex's products and future growth plans. The company's actual results could differ materially from management's expectations for a variety of factors, including due to an unexpected decline in demand for Western Multiplex's products, lower overall demand for wireless infrastructure devices, competition from existing or new competitors or increased costs and expenses. Western Multiplex cautions that these statements are further qualified by other important factors, including, but not limited to, the factors set forth in Western Multiplex's filings with the Securities and Exchange commission, including Western Multiplex's Registration Statement on Form S-4 filed on December 1, 2000, Western Multiplex's final Prospectus from its initial public offering dated July 31, 2000 and its Quarterly Report on Form 10-Q for the quarter ended September 29, 2000. Western Multiplex does not undertake any obligation to update this information and you should recognize that this information is only accurate as of today's date.

                                    # # # #

ADDITIONAL INFORMATION AND WHERE TO FIND IT

INVESTORS AND SECURITY HOLDERS ARE URGED TO READ THE JOINT PROXY STATEMENT/PROSPECTUS REGARDING THE MERGER WHEN IT BECOMES AVAILABLE BECAUSE IT WILL CONTAIN IMPORTANT INFORMATION. Western Multiplex and Adaptive Broadband will mail the joint proxy statement prospectus to their respective stockholders prior to the special meeting of stockholders. The joint proxy statement/prospectus has been filed with the Securities and Exchange Commission by Western Multiplex and Adaptive Broadband. Investors and security holders may obtain a free copy of the joint proxy statement/prospectus and other documents filed by Western Multiplex and Adaptive Broadband at the Commission's web site at www.sec.gov. The joint proxy statement/prospectus and these other documents may also be obtained for free from the parties.

In addition to the joint proxy statement/prospectus, Western Multiplex and Adaptive Broadband file annual, quarterly and special reports, proxy statements and other information with the Securities and Exchange Commission. You may read and copy any reports, statements or other information filed by Western Multiplex and Adaptive Broadband at the Securities and Exchange Commission public reference rooms at 450 Fifth Street, N.W., Washington, D.C. 20549 or at any of the Commission's other public reference rooms in New York, New York and Chicago, Illinois.

Western Multiplex's and Adaptive Broadband's filings with the Commission are also available to the public from commercial document-retrieval services and at the website maintained by the Commission at http://www.sec.gov.

Western Multiplex, Adaptive Broadband and their respective directors and executive officers may be deemed to be participants in the solicitation of proxies from the security holders of Western Multiplex and Adaptive Broadband in favor of the merger. Investors and security holders of Western Multiplex and Adaptive Broadband may obtain additional information regarding the interests of the foregoing people by reading the Registration Statement on Form S-4 (Registration No. 333-51142) filed with the Securities and Exchange Commission on December 1, 2000, and the joint proxy statement/prospectus when it becomes available.

####

Adaptive Broadband Contact:
---------------------------
Stephanie M. Day                                Investor Information Line:
Vice President-Investor Relations and           (Toll-free) 1-888-225-6789
Corporate Communications                        www.adaptivebroadband.com
                                                -------------------------
(408) 743-3429
(408) 743-3482 Fax
sday@adaptivebroadband.com

Western Multiplex Contacts:     Western Multiplex Investor Information Service:
---------------------------     877-9WMUX-IR (877-996-8947)

Karen J. Novak
Media Relations

408-542-5282
knovak@wmux.com
---------------

Nancy Huber
CFO
408-542-5225
nhuber@wmux.com
---------------



* * * * * * * * * * * * * * * * * * * * * * * * * * * * * * * * * * * * * * * *
ADDITIONAL INFORMATION AND WHERE TO FIND IT

Western Multiplex has filed a Registration Statement on Form S-4 with the Securities and Exchange Commission containing a preliminary joint proxy statement-prospectus regarding the proposed transaction.

INVESTORS AND SECURITY HOLDERS ARE URGED TO READ THE DEFINITIVE JOINT PROXY STATEMENT/PROSPECTUS REGARDING THE MERGER WHEN IT BECOMES AVAILABLE BECAUSE IT WILL CONTAIN IMPORTANT INFORMATION. The definitive joint proxy statement/prospectus will be filed with the Securities and Exchange Commission by Western Multiplex and Adaptive Broadband. Investors and security holders may obtain a free copy of the definitive joint proxy statement/prospectus (when it is available) and other documents filed by Western Multiplex and Adaptive Broadband at the Commission's web site at www.sec.gov. The definitive joint proxy statement/prospectus and these other documents may also be obtained for free from the parties.

In addition to the definitive joint proxy statement/prospectus, Western Multiplex and Adaptive Broadband file annual, quarterly and special reports, proxy statements and other information with the Securities and Exchange Commission. You may read and copy any reports, statements or other information filed by Western Multiplex and Adaptive Broadband at the Securities and Exchange public reference rooms at 450 Fifth Street, N.W., Washington, D.C. 20549 or at any of the Commission's other public reference rooms in New York, New York and Chicago, Illinois. Western Multiplex's and Adaptive Broadband's filings with the Commission are also available to the public from commercial document-retrieval services and at the website maintained by the Commission at http://www.sec.gov.
                                                            -------------------

Information regarding the participants in the proxy solicitation and a description of their direct and indirect interests, by security holdings or otherwise, is contained in the joint press release to the merger filed with the Securities and Exchange Commission by Western Multiplex and Adaptive Broadband on November 13, 2000.